Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                    INVESCO VAN KAMPEN HIGH INCOME TRUST II

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen High Income Trust II was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The  results  of  the  voting  on  the  above  matter  were  as  follows:

                                       Votes
Matter                     Votes For  Withheld
----------------------     ---------  --------
(1)   David C. Arch        3,290,426    97,858
      Howard J Kerr        3,269,645   118,639
      Jerry Choate         3,287,112   101,172
      Suzanne Woolsey      3,276,277   112,007